Mail Stop 4561


      February 24, 2006



Mitchell Johnson
President
InfraBlue (US) Inc.
Suite 5.15, 130 Shaftsbury Avenue
London, England W1D 5EU

Re:	InfraBlue (US) Inc.
      Registration Statement on Form SB-2
      Amended on February 10, 2006
      File No. 333-130403

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to Comment 2, but are unable to locate the
ARC Group Research dated November 4, 2004. Please provide us with a copy of the cited source.



State Securities Laws, page 18
2. We note your response to Comment 21. Please revise the cover page, summary and throughout to indicate that you do not presently plan to register or qualify the common shares pursuant to state law and the consequences to investors. Further, please revise the risk factor heading as well as the disclosure to reflect the fact that you do not intend to register or qualify the shares in any state and revise the heading and the discussion to disclose the risks associated with your intention not to register or qualify the shares in any state.

Administration Contact with Azuracle - page 27
3. We note your response to Comment 25, but are unable to determine where you have revised this section of your document in response to the comment. Please revise or advise.

Certain Relationships and Related Transactions - page 41
4. We note your response to Comment 30, and your statement in paragraph three that the determination of the number of shares issued for the intellectual property assets "was determined by arms length negotiation with the Keydata Partnership." Note 8.d. to the financial statements, however, indicates that the acquisition of the intellectual property assets was a "related party transaction" Please advise to address the apparent discrepancy. We note that the purchase agreement between the company and Public Lock was dated November 1,
2005, and that the purchase agreement between Public Lock and Keydata was likewise dated November 1, 2005.

Consolidated Financial Statements, page F-1
5. Please update your financial statements as required by Item
310(g)
of Regulation S-B.

Consolidated Statements of Cash Flows, page F-6
6. We note your revisions in response to comment 33. It does not appear that the $9,294 characterized as "Due to Tomi Holdings, Inc."
would have resulted in a cash inflow on a consolidated basis. In addition, it appears that the change in consolidated accrued liabilities for the year ended September 30, 2005 was $33,021 rather than $22,994. Please advise.





Note 2 - Significant Accounting Policies
j) Revenue Recognition, page F-10
7. We note your response to comment 35. Please specifically tell us how you considered paragraphs 56-62 of SOP 97-2 when determining whether to allocate a portion of the revenue from the IRMA device sales to the upgrades and customer support offered to customers subsequent to sales.

Note 11 - Subsequent Events, page F-18
8. We note your response to comment 37. Please disclose the value of the aggregate shares issued to PublicLock, Inc. in exchange for the
Infrablue Technology based upon your proposed offering price.

Item 28. - Undertakings
9. We note your response to Comment 40. Please revise to include the undertakings pursuant to Item 512(g) of Regulation S-B as recently amended.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jessica Barberich, Accountant, at (202) 551-
3782
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief



cc:	Michael H. Taylor, Esq. (via facsimile)



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Infrablue (US) Inc.
February 24, 2006
Page 4